UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______
FORM SD
SPECIALIZED DISCLOSURE REPORT
Coach, Inc.
(Exact name of registrant as specified in its charter)

Maryland	1-16153	52-2242751
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices) (Zip Code)

Todd Kahn (212) 594-1850
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, during the calendar year ended December 31, 2015, Coach, Inc. (“Coach”) contracted to manufacture certain products that contained “conflict minerals” necessary to their functionality. Conflict minerals are defined by the Securities and Exchange Commission as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Based on a reasonable country of origin inquiry, Coach concluded that additional due diligence was required and has therefore filed a Conflict Minerals Report.
Information concerning necessary conflict minerals from recycled or scrap sources that may be contained in Coach’s in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.

The Conflict Minerals Report, filed as Exhibit 1.01 hereto, is also publicly available at: www.coach.com/conflict-minerals-policy.html. None of the information contained or referenced on Coach’s website is incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Items 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD, for the calendar year ended December 31, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 31, 2016

COACH, INC.

By:	/s/ Todd Kahn
Todd Kahn
President, Chief Administrative Officer & Secretary